CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
2.75% Senior Medium-Term Notes due May 16, 2016	$30,300,000	$4,132.92

(1)	Calculated pursuant to Rule 457(o) and (r) under the Securities Act of 1933.

Pricing Supplement No. 35 dated May 8, 2013 (To the Prospectus dated April 4, 2011, as supplemented by the Prospectus Supplement dated March 18, 2013)	Filed Pursuant to Rule 424(b)(2) Registration Statement No. 333-173299

ZIONS BANCORPORATION

$30,000,000

2.75% Senior Medium-Term Notes due May 16, 2016

Pricing Supplement No. 35

Issuer:	Zions Bancorporation

Securities Offered:	Senior Notes due May 16, 2016 (the “Notes”).

CUSIP:	98970ECG2

Auction Amount: Sales Outside of the Auction:	$20,000,000 $10,000,000

Distribution Agent Fee:	0.45% of principal amount sold pursuant to the auction ($90,000) and 0.45% of principal amount sold outside of the auction ($45,000). Zions Direct, Inc. will not receive any separate consideration for acting as auction service provider hereunder.

Net Proceeds:	$30,160,867.08

Interest Accrual Date / Initial Settlement Date:	March 28, 2013

Coupon:	2.75%

Final Auction Price:	101.00%

Issue Price for Tax Purposes:	100.00%

Maturity:	May 16, 2016

Investing in the Notes involves certain risks. See “Risk Factors” beginning on page S-2 of the prospectus supplement dated March 18, 2013 to read about certain factors you should consider before buying the Notes.

The Notes will be our senior unsecured obligations. The Notes are not savings accounts, deposits or other obligations of any of the issuer’s banks or non-bank subsidiaries and are not insured by the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System or any other government agency.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement. Any representation to the contrary is a criminal offense.

We may use this pricing supplement in the initial sale of the Notes. In addition, Zions Direct, Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

Zions Direct, Inc.

$30,000,000

2.75% Senior Medium-Term Notes due May 16, 2016

Pricing Supplement No. 35 (continued)

Series:

This is a reopening of the Notes that we initially issued on March 28, 2013. As of May 8, 2013, there is $19,389,000 in aggregate principal amount of the Notes outstanding, not including the Notes offered by this pricing supplement. All of the Notes being offered hereby are a part of the same series of, and have the same CUSIP as, the Notes that initially settled on March 28, 2013. Upon settlement, the Notes offered by this pricing supplement will be fungible with the $19,389,000 in aggregate principal amount of the Notes that we have previously issued.

We may reopen this series of Notes, and issue additional Notes of this series, under the Indenture in the future.

Interest Accrual:	Because these Notes form a part of the same series of Notes that were first issued on March 28, 2013, investors who purchase these Notes will be required to pay, in addition to the purchase price of the Notes set forth above, an amount equal to the interest that has accrued on the Notes from and including the Interest Accrual Date (March 28, 2013) up to, but not including, the Reopening Settlement Date (expected to be May 13, 2013) or $3.44 per Note.

Interest Payment Dates:	Interest will be paid semiannually on May 16 and November 16, beginning on November 16, 2013, to holders of record as of the preceding May 2 and November 2, respectively.

Day Count:	30/360

Use of Proceeds:	The net cash proceeds from the sale will be used for general corporate purposes. Pending such use, we may temporarily invest net proceeds in interest-bearing, investment-grade securities.

Optional Redemption:	The Notes are not redeemable prior to May 16, 2014. Commencing May 16, 2014, the Notes may be redeemed in whole, but not in part, on such date or on any interest payment date thereafter. Zions Bancorporation will provide notice, in writing, of the optional redemption not less than five business days before the redemption date.

Redemption Price:	100% of the principal amount of the Notes being redeemed plus accrued interest thereon up to, but not including, the redemption date.

Exchange Listing:	The Notes will not be listed on any national securities exchange.

Denomination:	We will issue the Notes in denominations of $1,000 and in integral multiples thereof.

Book-Entry System:	The Notes will be issued only in fully registered form without interest coupons. Beneficial interests in the Notes will be shown on, and transfers of those beneficial interest can only be made through, records maintained by The Depository Trust Company and its participants.

Auction Service Provider / Distribution Agent:	Zions Direct, Inc.

Trustee:	The Bank of New York Mellon Trust Company, N.A.

Authenticating / Issuing / Paying Agent:	Zions First National Bank

Settlement Date:	It is expected that the delivery of the Notes will be made against payment for the Notes on May 13, 2013, which is the third business day after the allocation of the Notes by our auction service provider (the settlement cycle being referred to as T+3).